Exhibit 12.1

American Railcar Industries, Inc.

Computation of Ratio of Earnings (Loss) to Fixed Charges

(dollars in thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings (loss):
Earnings (loss) before income taxes	$104,888	$8,202	$(41,801)	$22,026	$49,785
Loss (income) from joint ventures	451	7,900	7,789	6,797	(718)
Fixed charges	18,532	21,066	21,975	21,679	21,169

Total earnings (loss)	$123,871	$37,168	$(12,037)	$50,502	$70,236
Fixed charges:
Interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness)	$17,765	$20,291	$21,275	$20,909	$20,299
Estimate of interest within rental expense (1)	767	775	700	770	870

Total fixed charges	$18,532	$21,066	$21,975	$21,679	$21,169
Ratio of earnings to fixed charges	6.68	1.76	N/A (2)	2.33	3.32

(1)	Deemed to represent one-third of rental expense on operating leases.
(2)	Since the company had a deficiency of earnings to cover fixed charges of $12,037, no ratio has been calculated.